UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pinstripes Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

06690B107

(CUSIP Number)

Dale Schwartz

c/o Pinstripes Holdings, Inc.

1150 Willow Road

Northbrook, IL 60062

(847) 480-2323

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 06690B107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Dale Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,671,762 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,671,762 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,671,762 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 9,671,762 shares of Class A Common Stock (as defined herein) held directly by the Reporting Person (as defined herein). The number of shares reported as being beneficially owned by the Reporting Person does not include an aggregate of 2,602,311 shares of Class A Common Stock issuable upon conversion of Class B Common Stock (as defined herein), subject to certain vesting provisions that have not yet been satisfied (as discussed herein).

(2)	This percentage is calculated based on the 39,918,036 shares of Class A Common Stock outstanding as of the Closing (as defined herein) on December 29, 2023, as reported in the Current Report (as defined herein).

CUSIP No: 06690B107	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Pinstripes Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 1150 Willow Road, Northbrook, IL 60062. Prior to the Closing (as defined herein), the Issuer was known as Banyan Acquisition Corporation (“Banyan”).

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of Dale Schwartz (the “Reporting Person”).

The Reporting Person is a citizen of the United States and serves as President and Chief Executive Officer and Chairperson of the board of directors of the Issuer (the “Board”). The Reporting Person’s principal address is 1150 Willow Road, Northbrook, IL 60062.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As previously disclosed by the Issuer, including in the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 5, 2024 (the “Current Report”), on December 29, 2023 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Closing”) pursuant to the Business Combination Agreement, dated June 22, 2023 (as amended and restated on September 26, 2023 and November 22, 2023, the “Business Combination Agreement”), by and among Banyan, Panther Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Banyan (“Merger Sub”), and Pinstripes, Inc., a Delaware corporation (“Pinstripes”). On the Closing Date, Merger Sub merged with and into Pinstripes (the “Merger”), with Pinstripes surviving the Merger as a wholly-owned subsidiary of Banyan (the date and time that the Merger became effective being referred to as the “Effective Time”). The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

At the Effective Time, each share of Pinstripes common stock (including each share held by the Reporting Person, but excluding, among other things, any shares of Pinstripes common stock issued in connection with the conversion of the Series I Convertible Preferred Stock of Pinstripes) was automatically cancelled and extinguished and converted into the right to receive shares of Class A Common Stock, determined in accordance with the Business Combination Agreement, at an exchange ratio of approximately 1.85 shares of Class A Common Stock for each share of Pinstripes common stock. In addition, among other things, the holders of the outstanding shares of Pinstripes common stock immediately prior to the Closing of the Business Combination (including the Reporting Person, but excluding holders of Pinstripes common stock issued in connection with the conversion of the Series I Convertible Preferred Stock of Pinstripes) received an aggregate of 2,500,000 shares of Series B-1 Common Stock, par value $0.0001 per share of the Issuer (the “Series B-1 Common Stock”), 2,500,000 shares of Series B-2 Common Stock , par value $0.0001 per share of the Issuer (the “Series B-2 Common Stock”), and 4,000,000 shares of Series B-3 Common Stock of the Issuer (the “Series B-3 Common Stock, and, together with the Series B-1 Common Stock and the Series B-2 Common Stock, the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), in each case, pro rata based upon each such holder’s entitlement to consideration in connection with the Merger. The Class B Common Stock is subject to the vesting and forfeiture conditions and restrictions on transfer as contemplated by the Business Combination Agreement and implemented in the Second Amended and Restated Certificate of Incorporation of the Company (as further described below). In addition, Banyan Acquisition Sponsor LLC, a Delaware limited liability company, and certain other holders of common stock of Banyan forfeited an aggregate of 1,242,975 shares of common stock of Banyan, which shares were re-issued as Class A Common Stock to holders of shares of Pinstripes common stock outstanding immediately prior to the Closing (including the Reporting Person, but excluding holders of Pinstripes common stock issued in connection with the conversion of the Series I Convertible Preferred Stock of Pinstripes), pro rata based upon each such holder’s entitlement to consideration in connection with the Merger.

CUSIP No: 06690B107	SCHEDULE 13D	Page 4 of 9 Pages

As a result, in connection with the Closing, the Reporting Person acquired the following securities:

•	9,671,762 shares of Class A Common Stock;

•	722,864 shares of Series B-1 Common Stock, which will vest and convert into an equal number of shares of Class A Common Stock, if at all, on the first date on which the daily volume-weighted averages sale price of one (1) share of Class A Common Stock of the Issuer is greater than or equal to $12.00 for any twenty (20) trading days (which may or may not be consecutive) within any thirty (30) consecutive trading day period during the period commencing five (5) months after the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, and which will be forfeited for no consideration and cancelled if the applicable vesting condition has not been met by December 29, 2028;

•	722,864 shares of Series B-2 Common Stock, which will vest and convert into an equal number of shares of Class A Common Stock, if at all, on the first date on which the daily volume-weighted averages sale price of one (1) share of Class A Common Stock of the Issuer is greater than or equal to $14.00 for any twenty (20) trading days (which may or may not be consecutive) within any thirty (30) consecutive trading day period during the period commencing five (5) months after the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, and which will be forfeited for no consideration and cancelled if the applicable vesting condition has not been met by December 29, 2028; and

•	1,156,583 shares of Series B-3 Common Stock, which will vest and convert into an equal number of shares of Class A Common Stock, if at all, if the Issuer reports EBITDA equaling or exceeding $28 million in respect of the fiscal period starting on January 8, 2024 and ending on January 5, 2025 and which will be forfeited for no consideration and cancelled on the day on which the Issuer publicly issues its earnings release for the Issuer’s fiscal quarter ending January 5, 2025.

For a more detailed description of the vesting conditions, including vesting conditions in connection with a change of control, refer to the section entitled “Description of Securities” beginning on page 327 of the definitive joint proxy statement/consent solicitation statement/prospectus filed by Banyan with the SEC on December 5, 2023.

CUSIP No: 06690B107	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	Purpose of Transaction

The responses to Item 3 and 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes. The Reporting Person expects to continuously assess his investment in the Issuer and, depending on his evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein, the Reporting Person may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of his holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in the instructions to Item 4 of Schedule 13D.

The Reporting Person serves as Chief Executive Officer and Chairperson of the Board. In such capacities, the Reporting Person expects to engage in communications with the Board, other members of management, other stockholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Chief Executive Officer and Chairperson of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person beneficially owns 9,671,762 shares of Class A Common Stock, held directly by the Reporting Person, which represents approximately 24.3% of the shares of Class A Common Stock outstanding. This amount does not include the 722,864 shares of Class A Common Stock underlying an equal number of shares of Series B-1 Common Stock, the 722,864 shares of Class A Common Stock underlying an equal number of Series B-2 Common Stock or the 1,156,583 shares of Class A Common Stock underlying an equal number of Series B-3 Common Stock, in each case, held by the Reporting Person subject to vesting upon satisfaction of certain conditions as discussed in more detail in Item 3. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which the holders of the shares of Common Stock are entitled to vote, including election of directors. As a result, the Reporting Person possesses approximately 25.1% of the total voting power of the outstanding Common Stock. The response to Item 3 is incorporated by reference herein.

CUSIP No: 06690B107	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Person has sole power to vote and sole power to dispose of the 9,671,762 shares of Class A Common Stock, and would have the sole power to vote and sole power to dispose of, the (i) 722,864 shares of Class A Common Stock underlying an equal number of shares of Series B-1 Common Stock, (ii) 722,864 shares of Class A Common Stock underlying an equal number of shares of Series B-2 Common Stock and (iii) 1,156,583 shares of Class A Common Stock underlying an equal number of shares of Series B-3 Common Stock, in each case if issued upon vesting and conversion of such shares of Class B Common Stock (assuming such vesting and conversion occurred on the date hereof).

The beneficial ownership percentage of the Reporting Person set forth above is calculated based on 39,918,036 shares of Class A Common Stock outstanding immediately after the Closing on December 29, 2023, as reported in the Current Report.

(c) The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person during the past 60 days.

(d) No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Security Holder Support Agreement

On June 22, 2023, Banyan, Pinstripes, the Reporting Person and certain other security holders of Pinstripes, entered into the Security Holder Support Agreement (the “Security Holder Support Agreement”), pursuant to which such security holders agreed to, among other things, (i) waive any appraisal rights or dissenter rights in connection with the Business Combination, (ii) consent to and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and (iii) not transfer any shares of the Class A Common Stock issued to such security holders in connection with the Business Combination for a period of six months following the Closing. The transfer restrictions for the security holders, including the Reporting Person, will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the Issuer’s Class A Common Stock reaching or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. Additionally, the transfer restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, certain open market transfers and transfers upon death or by will.

The foregoing description of the Security Holder Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Security Holder Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

CUSIP No: 06690B107	SCHEDULE 13D	Page 7 of 9 Pages

Director Designation Agreement

On the Closing Date, the Company and the Reporting Person, entered into a Director Designation Agreement (the “Director Designation Agreement”), pursuant to which, among other things, the Reporting Person will have the right to designate: (i) four directors for election to the Board so long the Reporting Person or any trusts or family partnerships he controls (collectively, the “Schwartz Group”) beneficially own a number of shares (provided that no member of the Schwartz Group will be deemed to beneficially own any unvested Class B Common Stock) equal to at least 70% of the number of shares of Class A Common Stock the members of the Schwartz Group are issued in connection with the Business Combination, but excluding any unvested Class B Common Stock (the “Key Individual Shares”), (ii) three directors for election to the Board so long as the members of the Schwartz Group beneficially own a number of shares equal to at least 50% (but less than 70%) of the number of Key Individual Shares, (iii) two directors for election to the Board so long as the members of the Schwartz Group beneficially own a number of shares equal to at least 25% (but less than 50%) of the number of Key Individual Shares and (iv) one director for election to the Board so long as the members of the Schwartz Group beneficially own a number of shares equal to at least 10% (but less than 25%) of the number Key Individual Shares. The Reporting Person also has the right to designate a majority of the members of each committee of the Board for so long as the Reporting Person has the ability to designate at least four individuals for nomination to the Board. At all other times that the Reporting Person has the ability to designate at least one individual for nomination to the Board, the Reporting Person will have the ability to designate at least one-third, but in no event fewer than one, of the members of each committee. Additionally, the Company will not increase or decrease the size of the Board or amend or adopt new organizational documents, corporate policies or committee charters that might reasonably be deemed to adversely affect any of the Reporting Person’s rights under the Director Designation Agreement without the consent of the Reporting Person so long as the Reporting Person has the ability to designate at least one individual for nomination to the Board. Each of the Reporting Person’s designees (other than himself) must qualify as independent directors under the rules of the New York Stock Exchange (or, if not the New York Stock Exchange, the principal U.S. national securities exchange upon which the Class A Common Stock is then listed). The Reporting Person named Diane Aigotti as his director designee in Class I, Larry Kadis and Jack Greenberg as his director designees in Class II and the Reporting Person himself as his director designee in Class III.

The foregoing description of the Director Designation Agreement does not purport to be complete and is qualified in its entirety by the full text of the Director Designation Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

A&R Registration Rights Agreement

On the Closing Date, the Company, Banyan Acquisition Sponsor LLC, a Delaware limited liability company, the Reporting Person, the other executive officer and directors of the Company and certain other equityholders of the Company (collectively, the “Holders”) entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the parties were granted customary registration rights with respect to the Class A Common Stock. Pursuant to the A&R Registration Rights Agreement, the Company is obligated to, among other things use its reasonable best efforts to file a registration statement on Form S-1 covering the resale of approximately 40,000,000 shares held by, or underlying other securities held, by the Holders by February 12, 2024, to use reasonable best efforts to cause such registration statement to become effective by April 12, 2024 and to thereafter use reasonable best efforts to maintain the effectiveness of such registration statement (subject to certain exceptions). The Registration Rights Agreements also includes other customary provisions, including shelf takedown and piggyback rights and as to indemnification and contribution of the Holders.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the A&R Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

CUSIP No: 06690B107	SCHEDULE 13D	Page 8 of 9 Pages

Indemnification Agreements

On the Closing Date, the Issuer entered into indemnification agreements with each of its directors and executive officers, including the Reporting Person. These indemnification agreements require the Issuer to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or any other company or enterprise to which the person provides services at the Issuer’s request.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the form of indemnification agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Security Holder Support Agreement, dated June 22, 2023, by and among Banyan, Pinstripes, the Reporting Person and certain security holders of Pinstripes set forth therein (incorporated by reference to Exhibit 10.2 to Banyan’s current report on Form 8-K, filed with the SEC on June 23, 2023).

Exhibit 2	Director Designation Agreement, dated December 29, 2023, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed with the SEC on January 5, 2024).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated December 29, 2023, by and among the Issuer, the Reporting Person and certain security holders named therein (incorporated by reference to Exhibit 10.9 to the Issuer’s current report on Form 8-K filed with the SEC on January 5, 2024).

Exhibit 4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 to the Issuer’s current report on Form 8-K filed with the SEC on January 5, 2024).

CUSIP No: 06690B107	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DALE SCHWARTZ.

/s/ DALE SCHWARTZ

January 8, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).